

OFFERING MEMORANDUM

facilitated by



Venue X LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Venue X LLC
State of Organization	CO
Date of Formation	09/19/2017
Entity Type	Limited Liability Company
Street Address	850 Wildrose Pl, Erie CO, 80516
Website Address	https://www.venuexboulder.com/

(B) Directors and Officers of the Company

Key Person	Bryan Wagstaff
Position with the Company Title First Year	 Managing Member 2017
Other business experience (last three years)	Chief Executive Officer Zerbey-Wagstaff Holdings, LLC Mar 2017 - Present • Zerbey-Wagstaff Holdings, LLC is a holding company that owns and operates a real-estate company (Zerbey-Wagstaff Capital, LLC), as well as a music production company (Reason to Rhyme Music, LLC). Oversee and manage day-to-day

operations of both real-estate company and music production company.

Zerbey-Wagstaff Capital, LLC
• Oversee and manage investments in residential real-estate assets that improve local communities.
• Create local partnerships for real-estate assets that provide ROI sustainability, including local management for rental properties as well as local general contractors for rental improvements as well as "fix and flips."
• Oversee, trust and verify all accounting records.
• Oversee and manage accounting firm for timely reporting of IRS deadlines and tax reporting requirements.

Reason to Rhyme Music, LLC
• Oversee and manage publishing division, record label division, A&R division, national booking division and personal management division for local and national artists.
• Identify emerging and established talent and execute agreements within the Reason to Rhyme Music brand.
• Identify local/national/global venues to assist in the forward movement of Reason to Rhyme Music's artists and invest in venue production and execution.
• Produce and record Reason to Rhyme Music artists (and others) to further their growth.
• Oversee and manage artists' careers through personal management division.
• Effectively oversee, manage, negotiate and execute artist contracts relative to music publishing, copyrights, live performances, public relations, recording, record distribution to achieve global awareness.

- Oversee, trust and verify all accounting records.
- Oversee and manage accounting firm for timely reporting of IRS deadlines and tax reporting requirements.

Senior Account ExecutiveSenior Account Executive

Fruition - Mar 2014 - May 2016

- Fruition's mission is to help companies get online, stay online, and use the Internet as their competitive advantage.

    Fruition increases your company's revenue in a cost effective manner while keeping your data secure and your websites online. Fruition delivers the highest level of expertise in all aspects of online marketing including Search Engine Optimization (SEO), Pay Per Click (PPC) ad management for Google, Yahoo, and others, as well as addition forms of online marketing. Fruition is also highly experienced in off-line marketing matters including print advertising campaigns, creatives, public relations (PR), radio, direct mail, and various other marketing arenas. This gives Fruition the ability to integrate your marketing initiatives to maximize your ROI.

    Fruition currently manages and optimizes over 500 websites and generates over $300 million annually in sales for our clients. From business to consumer marketing such as LASIK marketing, to major industrial business to business clients, Fruition's Internet marketing skills will increase your company's bottom line.

Sales and Marketing Executive

Native Rank - Dec 2012 - Mar 2014

- Native Rank is a premier provider of search solutions, and digital business solutions to local and national businesses. We understand that SEO, SEM and all the other abbreviations combined do not answer the fundamental online problem facing companies today: How to affordably harness the power of the Internet to engage actual customers! At Native Rank we know that not all traffic is created equal. Success for us is not inflated traffic flow or smoke and mirrors. Our mission is to be the premier digital solution and search solution for our customers. To pick the correct combination of tools and deliver actual customers to our clients. We focus on quality of the lead, not just keyword position. Native Rank's Solutions process is a unique perspective because we focus on the online health and viability of our client. We customize our solutions for our clients so they can run their business and leave the internet marketing to us.

Account Executive

Muzak - Jan 2011 - Dec 2012

- Muzak is about an idea. A big idea. The kind that shoots past the conventional, sharp lefts around the expected and knocks the predictable off its pedestal. Its premise is simple. Every company has a story to tell. What we do is bring that story to life with music, voice and sound in a way that is as powerful as it is persuasive. Emotion is our driver. It is the force that connects people and places. The intangible that creates experiences that builds brands. The passion that fuels who we are and what we design. Over seventy years ago, Muzak created an industry. Three generations later, we're still revolutionizing it.

Business Consultant

Administaff - Aug 2008 - Nov 2009

- Consult with small and medium-sized business owners to enhance strategic HR that maximizes human capital and allows key employees to focus on business growth and opportunity.

Senior Account Executive

Signature Offset - Jan 2003 - Jul 2008

- Generated sales for cold-web printing services by calling upon publishers located throughout Arizona, Colorado, New Mexico and Mississippi. Traveled extensively throughout territory to develop new leads and to visit existing accounts in order to strengthen relationships and identify opportunities for additional business. Analyzed and assessed the needs of prospective customers and provided them with value propositions designed to replace business already provided by other printing companies.

Assistant District Manager

Denver Newspaper Agency - Jul 2002 - Dec 2002

- Supported the District Manager in overseeing the timely delivery of newspaper products with a daily circulation of 450,000 and a Sunday circulation of over 700,000. Assisted with the hiring, training, motivation and supervision of approximately 15 independent carriers.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Kimberly Zerbey	50%
Bryan Wagstaff	50%

(D) The Company's Business and Business Plan

Our Mission

Venue X is a state-of-the-art music venue, bowling alley, and private event center joined with a restaurant and bar. Venue X's strategic position in the city of Longmont, CO boasts a growing population (~100k currently) and is centrally located in an area with little competition and a variety of demographics.

- The proposed facility will provide both an appropriate stage for up-and-coming artists as well as national touring artists to play. Ticket prices will be dependent on marquee value of talent, with an eye toward keeping prices equitable for our concert guests.
- Venue X will provide a focused food menu based on local market tastes coupled with local and regional beer pairings, an approachable wine selection, and hard alcohol.
- The venue will attract patrons primarily from these high value markets: Longmont, Boulder, Superior, Loveland, Louisville, Lafayette, Lyons, Denver, and Ft. Collins (50mi radius).

Our Offerings

There is no combination state-of-the-art concert venue, best-in-class bowling center, restaurant and bar in Weld County, Boulder County or the Denver Metro Area. While there exist versions of each, they are either individual concepts – larger music venues, small stages accommodating live acts in bars, or stand-alone family entertainment bowling centers.

- Venue X provides an upscale entertainment experience that sustains top level national acts, as well as up-and-coming national and local bands that have an opportunity to play a smaller capacity venue, while at the same time providing a best-in-class bowling experience, a farm-to-table food menu, incredible beer/wine/spirits and a strong sense of community.
- Longmont, Colorado (located within Boulder County) is a city with 22 square miles, more than 300 days of sunshine and a spectacular view of the Rocky Mountains. It is the perfect blend of small-town charm, cultural, culinary, and outdoor experiences. With a local population of 100,000 and a combined county population of over 700,000 residents – this central Colorado metropolitan corridor is the perfect space for expansion.
- Our Guests will experience euphoria - walking away saying, "where have you been all my life?" They will experience the high of wanting more, wanting to tell their friends all about the Venue X experience and plan their next visit.
- Venue X is a premiere destination for all segments of the population. We are boutique. We strive to provide the best service in town. We are fun loving. We are cheeky. Our guests come here to let loose. Venue X will feel like a second home to all people from all walks of life.
- Venue X will evoke a new feeling that has never been felt in Boulder yet. Venue X is the unofficial social club for everyone to post up for a drink, take in a live show, bowl a few strikes, enjoy with the family, do business and embrace the spirit of the Venue X experience.

The Team

Bryan Wagstaff,

Bryan Wagstaff, a virtuoso musician, music producer, small business owner and sales executive, graduated from the University of Southern California and eventually relocated to Boulder, Colorado. He has worked with various recording artists in both California and Colorado, including Snoop Dogg and Boulder's own award-winning spoken word activist, Andrea Gibson. Wagstaff's entrepreneurial career began with Reason to Rhyme Music, a music publishing company he co-founded, composing music for film and television. Wagstaff's second venture, Devonshire Records, was a successful, boutique music label with Wagstaff at the helm producing records for several local Colorado artists. His skills in the sales executive arena brought in Colorado companies five to ten million dollars in annual revenues, while winning various sales achievement awards along the way. His passion for live music, experience in music production, and expertise in sales lands Wagstaff in the unique entrepreneurial position to direct and manage Venue X as the Boulder incubator for emerging national artists.

Mark Dinerstein,

Mark is a seasoned Entertainment Executive and Promoter with a proven track record of success in the live entertainment industry. Dinerstein is an experienced veteran of talent buying, project development, operations, real estate development, facility design, team building, executive leadership, budgeting/forecasting/P&L management, marketing/media buying, event production, sponsorship, and business development. A small sampling of his career highlights includes overseeing the rapid expansion of the Knitting Factory to over eight locations, expanding Knitting Factory Presents into a promotional powerhouse and negotiating over a dozen booking and promotion contracts for venues ranging in capacity from 350 to 14,000, in multiple major markets. Mark currently serves as a consultant for several live music focused F&B properties and is currently the Managing Partner of the legendary Hammerjack's concert and event venue in Baltimore, Maryland. Dinerstein brings a no nonsense, numbers and systems oriented, collaborative ouotlook to every venture he is involved in.

Jon Snow,

Jon Snow is a successful commercial real estate investor and entrepreneur. Jon has a track record of real estate investment, management, syndication, and acquisitions. Jon currently owns and operates 3SC Capital Partners, a real estate investment firm responsible for providing double digit returns to its investors. He also owns and operates Crescent Canyon Management which manages a diverse real estate portfolio of 500 multifamily units and over 100,000 square feet of commercial real estate. In his career, Snow has managed over 5,900 units in the Southwest U.S, including California, Oklahoma, Texas and New Mexico. As the Director of Acquisition for several privately owned Southern California based multifamily investment firms, including MJW Investments, Calera Investment Group and Interstate Equities Corp, Jon led and participated in the acquisition and successful repositioning of $350MM of multifamily apartments, totaling 1,974 units. Snow utilizes a highly analytical approach to business management and strategy which infuses data-based metrics into operational approaches, consistently achieving superior results.

Brad Ziff,

Brad has spent almost 15 years working in the marketing and advertising world. His focus is in communications strategy and media planning and buying for blue chips to start-ups. Prior to his consulting career, his notable roles were at renowned full-service advertising agencies: Grey,

Venables Bell & Partners, Heat-Deloitte in San Francisco and TDA Boulder.

Dan Millen,

Dan currently serves as General Equity Partner and Director of the Concert Entertainment Team at Six String Grill & Stage at Patriot Place, Foxborough, Massachusetts, Entertainment Director at Off the Rails Restaurant & Music Hall in Worcester, Massachusetts, and produces live events in Boston and Atlanta. After serving in the US Army during Operations Desert Shield and Desert Storm, Millen graduated from Boston's prestigious Berklee College of Music. From there he went on to book and program Aerosmith's legendary nightclub Mama Kin Music Hall, which would become the beginning of an ongoing, marquee twenty-five-year career that would see him play an instrumental role in conceptualizing, building, branding and programming such notable Boston institutions as Thunder Road Live Music Club, The Hard Rock Café, Church Restaurant & Music Hall, Bill's Bar, Middle East Restaurant & Nightclub, and many more. Dan brings entertainment management, operational expertise and FUN to every project he's involved in.

Kristian Deyesso,

Boston-Native Kristian Deyesso has always had a passion for music that led him to Los Angeles where he worked with several bands and helped on the first Vans Warped Tour. When returning to Boston, he still pursued his love of music but discovered his love of hospitality and how the restaurant/bar/club packed crowds drew a parallel to music venue crowds. After managing server restaurants including Trattoria iL Panino, Bricco and the Back Bay institution Sonsie, he teamed up with Chris Tocchio to open their first venture, Church Restaurant and Music Hall. Church won Boston Magazine awards for being one of the best establishments in Fenway-Kenmore. He found operating a restaurant and music hall on the same premises was fun but also challenging. He and Chris then opened the Regal Beagle in Brookline that went on to win several awards that saw two chefs appear on "Chopped" and "Top Chef." Deyesso brings aspects of "boots on the ground" hospitality to both the restaurant and music scene.

Competitive Advantage

Venue X has a number of competitive advantages that are the foundation for a successful event center, including:

- LOCATION: Boulder, Colorado's unique culture, location and demographics, coupled with the fact that nowhere in Colorado exists our exceptional vision of combining a best-in-class bowling center, state-of-the-art music venue, restaurant and bar under one roof that supports and sustains both local and national touring live acts within a 1500 capacity.
- ENHANCED BOWLING: The current bowling center model does not allow for the ability to reserve a bowling lane. In most circumstances, Guests who wish to bowl need to travel to a bowling center, enter their name on a list and wait for a lane to open. Our vision is to begin with two dedicated bowling lanes that our Guests can reserve. Upsells and premiums will be the focus of our revenue generation.
- MEMBERSHIP FEE MODEL: Our "Premium Annual Membership Fee" model allows select Guests to access our VIP areas for an optimum live music experience as well as guaranteed access to all live music events.
- SERVICE: Our "Exceptional Quality of Service" model exists nowhere. This unique model will assure success in our brand, our vision, continuous growth of our business, and repeat Guests.
- UNCONTESTED MARKET SPACE: We will identify a broader cultural tension and problem to solve. We will challenge the status quo. We will address and solve the issues in the category,

which in our case, is: Entertainment + Leisure Sports + Food/Beverage - all under one roof. We will be bold. We will be disruptive. We will get noticed locally, regionally and nationally. We will serve the community. We will create advocacy and loyalty.

- RFID TECHNOLOGY: We will embrace RFID technology to benefit our on-site operations. These include: Allowing Guests of Venue X to get inside quickly. Improve our events with real-time insights. Eliminate fraud. Provide an opportunity for a cashless environment. Strengthen our connections with sponsors. Upgrade Guest engagement onsite. Expand the VIP experience. Simplify the box office and check-in process. Impress our Guests. Allow our Guests to utilize their wristbands to post updates and/or photos on their social media channels. Understanding our Guests on a whole new level.
- OPERATIONAL OVERHEAD: Venue X is blessed with an inexpensive facility to produce artists. Ample square footage, free parking, gaming, and undeveloped Outdoor Beer Garden.

Location

Venue X will be located at 2251 Ken Pratt Boulevard – Longmont, Colorado 80501, with total indoor space of ~28k square feet.

- This ideal location has excellent visibility from Highway 119 (a main traffic artery) and has 5 large hotels, multiple nationally recognized restaurant chains and a variety of retail stores within walking distance.
- BUILDING METRICS Rentable SF – 27,811 Lease Rate - $8.00 - $15.00 sf CAM – $5.00 - $6.50 sf

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$250,000
Offering Deadline	July 1, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$1,000,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Space Build Out, Operating Capital and Equipment	$235,000	$940,000
Mainvest Compensation	$15,000	$60,000
TOTAL	$250,000	$1,000,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.2 - 4.8%[2]
Payment Deadline	2032-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.0 x 1.8 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.91%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.2% and a maximum rate of 4.8% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$250,000	1.2%
$437,500	2.1%
$625,000	3.0%
$812,500	3.9%
$1,000,000	4.8%

[3] To reward early participation, the investors who contribute the first $100,000.0 raised in the offering will receive a 2.0x cap. Investors who contribute after $100,000.0 has been raised in the offering will receive a 1.8x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	100
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	100% Owned by Managing Member
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Kimberly Zerbey	50%
Bryan Wagstaff	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Venue X was established in September, 2019, but has no commenced operations due to delays resulting from COVID-19. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$4,096,731	$4,219,633	$4,515,007	$4,718,182	$5,001,273
Cost of Goods Sold	$1,021,296	$1,051,934	$1,125,569	$1,176,219	$1,246,792
Gross Profit	$3,075,435	$3,167,699	$3,389,438	$3,541,963	$3,754,481
EXPENSES					
Expenses	$2,127,430	$2,191,252	$2,344,639	$2,450,147	$2,597,155
Operating Profit	$948,005	$976,447	$1,044,799	$1,091,816	$1,157,326

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation

Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V